Exhibit 12.1

KBW, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

		December 31,
	Six Months Ended June 30, 2008	2007	2006	2005	2004	2003

Fixed charges:
Interest expense	$3,244	$14,732	$11,023	$8,105	$872	$874
Rental expense deemed to be interest	1,972	3,746	3,837	3,745	3,503	2,444
Total fixed charges	$5,216	$18,478	$14,860	$11,850	$4,375	$3,318

(Losses) / earnings:
(Loss) / income before income tax
(benefit) / expense	$(28,206)	$49,405	$91,649	$31,142	$55,140	$68,238
Fixed charges	5,216	18,478	14,860	11,850	4,375	3,318
(Losses) / earnings available for fixed charges	$(22,990)	$67,883	$106,509	$42,992	$59,515	$71,556

Ratio of (losses) / earnings to fixed charges(1)	- (2)	3.7	7.2	3.6	13.6	21.6

(1)
The ratio of (losses) / earnings to fixed charges was computed by dividing (losses) / earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to collateralized financing transactions and short-term borrowings, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2)
(Losses) / earnings available for fixed charges for the six months ended June 30, 2008 were inadequate to cover total fixed charges. Additional income before income tax expense of $28.2 million would have been necessary to bring the ratio to 1.0.